Is your small cap fund too big?

Significant capacity in five-star funds

Visit www.paradigmcapital.com to learn more about our risk-adjusted approach to small-cap investing

Contact Gordon Sacks, Vice President
at 518-431-3261 or gsacks@paradigmcapital.com

★★★★★
Paradigm Value Fund (PVFAX)
Five-star Small-Cap Blend fund

★★★★★
Paradigm Select Fund (PFSLX)
Five-star Mid-Cap Blend fund

Rankings as of 2/28/10

- Strong performance history & investment process
- Designed for fee-based advisors: No load, no 12b-1
- Available through Pershing, Schwab, Fidelity, AIG, Matrix, TD Ameritrade and other platforms

Consider the investment objectives, risks, charges, and expenses of each Paradigm Fund carefully before investing. The prospectus and the statement of additional information contain this and other information about the Funds and are available by calling 800-239-0732. Please read the prospectus and statement of additional information carefully before investing.

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of February 28, 2010, the number of funds in the Small Value category tracked by Morningstar was 563 for the 3 year period and Overall Ranking and 476 for the 5 year period. As of February 28, 2010, the Paradigm Value Fund did not have a 10-year rating. The number of funds in the Mid-Cap Blend category tracked by Morningstar was 371 for the 3 year period and Overall Ranking. The fund does not have a five-year or 10-year ranking.

Paradigm
Capital Management, Inc.